06006381

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44243

RECEIVED MAR 3 1 2006 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31//05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Waterstone Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 800
(No. and Street)

Itasca (City) **Illinois** (State) **60143-2645** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Hopkins **630-250-7000** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Thomas A. Hopkins, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Waterstone Financial Group, Inc. (the "Company") for the year ended December 31, 2005, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Thomas A. Hopkins

Date: 3/22/06

Title: CEO

Subscribed and sworn to before me this 21 day of Mar, 2006.

Barbara A. Cummings
Notary Public

OFFICIAL SEAL
BARBARA A CUMMINGS
Notary Public - State of Illinois
My Commission Expires Jul 18, 2006

Waterstone Financial Group, Inc.

(SEC I.D. No. 8-44243)

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedules as of December 31, 2005, Independent Auditors' Report and Supplemental Report On Internal Control

This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities and Exchange Act of 1934.

WATERSTONE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Waterstone Financial Group, Inc.:

We have audited the following financial statements of Waterstone Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Waterstone Financial Group, Inc. as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 30, 2006

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$	5,326,523
CERTIFICATES OF DEPOSIT		210,000
COMMISSIONS RECEIVABLE—Net		2,303,001
NOTES RECEIVABLE		215,000
PROPERTY—Net		202,709
GOODWILL		8,107,757
INTANGIBLE ASSET—Customer relationships less accumulated amortization of $96,183		1,827,483
INTANGIBLE ASSETS—Other less accumulated amortization of $167,176		216,871
OTHER ASSETS		726,373
TOTAL	$	19,135,717

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	2,789,327
Accounts payable		694,256
Accrued liabilities		1,522,255
Deferred tax liability		1,008,932
Other liabilities		59,296
Total liabilities		6,074,066
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
STOCKHOLDER'S EQUITY:		
Common stock—$1 par value; 100,000 shares authorized; 3,217 issued and outstanding		3,217
Additional paid-in capital		10,273,955
Retained earnings		2,784,479
Total stockholder's equity		13,061,651
TOTAL	$	19,135,717

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions and fees:	
Variable products	$ 23,006,866
Mutual funds	17,489,410
Advisory fees	4,743,655
Introducing broker	1,919,125
Direct participation	1,740,500
Other commissions	1,206,940
Total commissions and fees	50,106,496
Interest	506,626
Other revenue	2,093,694
Total revenue	52,706,816
OPERATING EXPENSES:	
Commissions and advisory fees	44,272,217
Employee compensation and benefits	3,721,635
General and administrative	732,965
Professional services	468,942
Marketing expenses	400,792
Rent and other facility expenses	204,729
Depreciation and amortization	205,872
Interest	24,817
Other	550,806
Total operating expenses	50,582,775
INCOME BEFORE PROVISION FOR INCOME TAXES	2,124,041
PROVISION FOR INCOME TAXES	873,164
NET INCOME	$ 1,250,877

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES—January 1, 2005	3,217	$ 3,217	$ 4,398,862	$ 1,533,602	$ 5,935,681
Pushdown of purchase accounting resulting from acquisition (see Note 3)			5,875,093		5,875,093
Net income	-	-	-	1,250,877	1,250,877
BALANCES—December 31, 2005	3,217	$ 3,217	$10,273,955	$ 2,784,479	$13,061,651

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2005

SUBORDINATED BORROWINGS—January 1, 2005	$	500,000
INCREASES—None		-
DECREASES—Repayment of subordinated borrowings		(500,000)
SUBORDINATED BORROWINGS—December 31, 2005	$	-

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,250,877
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	205,872
Deferred income taxes	64,815
Changes in assets and liabilities:	
Commissions receivable—net	287,652
Other assets	(634,844)
Commissions payable	231,145
Accounts payable	673,658
Accrued liabilities	1,422,261
Income taxes payable	(173,409)
Other liabilities	(170,201)
Net cash flows provided by operating activities	3,157,826
CASH FLOWS FROM INVESTING ACTIVITIES:	
Notes receivable	(215,000)
Purchase of intangible asset	(236,547)
Purchase of property	(47,614)
Net cash flows used in investing activities	(499,161)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of subordinated borrowings	(500,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,158,665
CASH AND CASH EQUIVALENTS—Beginning of year	3,167,858
CASH AND CASH EQUIVALENTS—End of year	$ 5,326,523
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
CASH PAID FOR INTEREST	$ 24,817
CASH PAID FOR INCOME TAXES	$ 1,006,175

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Waterstone Financial Group, Inc. (the "Company"), an Illinois corporation, was incorporated on January 24, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is licensed to do business in most states in the United States of America. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds.

In March 2003, Pacific Select Distributors, Inc. ("PSD") became the majority owner of the Company (Note 3). PSD is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). In July 2005, PSD became 100% owner of the Company.

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC ("PSG"), a Delaware limited liability company, which contributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, the Company became a wholly owned subsidiary of PSG as of January 1, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable—Commissions receivable represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Property—Property consists of furniture and equipment, computer equipment, and leasehold improvements. Property is carried at cost and depreciated using the straight-line method. In the event that facts and circumstances indicate that property may be impaired, an evaluation of recoverability would be performed. Gains and losses from sale of property and equipment are included in revenue. Maintenance and repairs are charged to operations.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenue and commissions and advisory fees expense in the financial statements.

Income Taxes—Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes relates to differing accounting and tax treatment for the amortization of goodwill.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the Company's net assets acquired by PSD. Goodwill is tested for impairment annually or more frequently if impairment indicators arise. Goodwill as of December 31, 2005, was not considered impaired.

Intangible Assets—Intangible assets include the value assigned to customer relationships of independent representatives of the Company that were recorded upon the acquisition of the Company by PSD. The customer relationships are being amortized over 10 years on a straight-line basis.

Intangible assets also include general agency sales agreements with various major insurance companies, and transition costs to be paid for certain registered representatives who contracted with the Company during 2005. The general sales agreements are being amortized over 5 years on a straight-line basis, while the transition costs are being expensed over the life of the agreement of 4 years on a straight-line basis.

All amortization expense is included in depreciation and amortization on the Statement of Income. The Company reviews the intangibles on an annual basis in relation to the remaining life as well as indicators of impairment. As of December 31, 2005, no adjustments for impairment were deemed necessary.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITION BY PSD

On October 17, 2002, PSD purchased 1,000 shares of the Company's common stock for $3,500,000. On March 7, 2003, PSD purchased an additional 1,000 shares of the Company's common stock for $750,000. During 2005, under provisions of PSD's Stock Purchase Agreement, PSD exercised its option to acquire all outstanding shares. On July 1, 2005, PSD purchased the remaining 1,217 shares of common stock for $3,352,835, plus an additional amount of $3,053,906 to be paid in 2006, relating to the Company's performance. Upon this acquisition of 100% of the Company, PSD pushed down the purchase price to the Company based upon its allocation to the fair value of assets and liabilities acquired. The net effect of the pushdown accounting resulted in an increase in stockholder's equity of $5,875,093. As a result of the purchase accounting adjustments, the Company recorded an intangible asset of $1,923,666 representing the value of customer relationships with its independent representatives, deferred taxes of $746,729 and goodwill of $8,107,757. The Company has recorded the purchase price adjustments based upon information

available as of December 31, 2005. As additional information is made available, adjustments to the purchase accounting may be necessary but will be made no later than June 30, 2006.

4. PROPERTY

Property is comprised of the following at December 31, 2005, is as follows:

Furniture and equipment	$	420,313
Computer equipment		238,086
Leasehold improvements		15,431
Total		673,830
Less accumulated depreciation		(471,121)
Property—net	$	202,709

5. PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan covering substantially all employees. Contributions are determined annually at the discretion of management. There was no contribution for the year ended December 31, 2005.

6. INVESTMENTS IN CERTIFICATES OF DEPOSIT

The Company has investments in short-term certificates of deposit totaling $210,000 at December 31, 2005. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

7. IRREVOCABLE STANDBY LETTER OF CREDIT

The Company has a $25,000 irrevocable standby letter of credit with US Bank for the benefit of its landlord which is being held as a rent security deposit. As of December 31, 2005, the Company's landlord had not drawn funds against this letter of credit.

8. INCOME TAXES

As of December 31, 2005, the Company had a deferred tax liability of $1,008,932. The deferred tax liability includes $337,646 relating to goodwill which is amortized for tax, but not for financial statement purposes and a deferred tax liability of $671,286 relating to intangible assets which are amortized for book purposes but not for tax.

The components of the provision for income taxes for the year ended December 31, 2005, are as follows:

Current:		
Federal	$	659,817
State		148,532
Total current		808,349
Deferred:		
Federal		53,759
State		11,056
Total deferred		64,815
Total provision for income taxes	$	873,164

A reconciliation of income taxes at the federal statutory rate to the provision for income taxes for the year ended December 31, 2005, is as follows:

Federal statutory rate	$	731,253	34.87 %
State income taxes—net of federal income tax benefit		104,642	4.99
Other		37,269	1.78
Total provision for income taxes and effective tax rate	$	873,164	41.64 %

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net regulatory capital of $1,710,707, which was $1,373,032 in excess of its required net capital of $337,675. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 2.96 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

10. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with Pacific Life. The more significant transactions are related to commission revenue from Pacific Life of $3,995,192 for the year ended December 31, 2005.

The Company has two non-interest-bearing notes receivable due from registered representatives totaling $215,000. The Company also has $17,493 in other receivables due from registered representatives.

Heritage Capital Management ("Heritage"), a related party due to common management, performs advisory services for customers of the Company. Heritage remits to the Company its share of revenues, less expenses, for these services performed per an agreement between the parties. During the year ended December 31, 2005, income from Heritage totaled $58,625.

11. COMMITMENTS AND CONTINGENCIES

Subordinated Borrowings—Contemporaneously with the purchase of 1,000 shares of the Company on October 17, 2002, by PSD (Note 3), the Company received a subordinated loan from PSD in the amount of $500,000. The Company received NASD approval and prepaid the subordinated loan in full on August 11, 2005.

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

The Company has provided a guarantee to their clearing brokers. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Company for nonperformance by the customer.

Legal Matters—In the normal course of operations, various legal actions are brought and are pending against the Company. Any liability with regards to these actions has been included in accrued liabilities as of December 31, 2005. In the opinion of the Company's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Company's financial condition or results of operations.

Operating Leases—In November 2002, the Company entered into a lease agreement for office space in Itasca, Illinois effective December 1, 2002 to October 31, 2012. The following are future minimum lease obligations on the Company's office leases:

Year Ending December 31		Amount
2006	$	276,962
2007		301,474
2008		307,734
2009		313,993
2010		320,253
Thereafter		602,950
Total	$	2,123,366

Rent expense was $282,402 for the year ended December 31, 2005. In addition, the Company received $105,436 in sublease rent income from various tenants, most of which were on month-to-month lease agreements.

* * * * * *

SUPPLEMENTAL SCHEDULES

WATERSTONE FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$	13,061,651
DEDUCT NONALLOWABLE ASSETS:		
Commissions receivable-net		54,751
Notes receivable		215,000
Property-net		202,709
Goodwill		8,107,757
Intangible asset-customer relationships		1,827,483
Intangible assets-other		216,871
Other assets		726,373
Total nonallowable assets		11,350,944
NET CAPITAL	$	1,710,707
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:		
Commissions payable	$	2,789,327
Accounts payable, accrued liabilities, income taxes payable and other liabilities		2,275,807
Total aggregate indebtedness	$	5,065,134
CAPITAL REQUIREMENT:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$	337,675
Net capital in excess of requirement		1,373,032
NET CAPITAL	$	1,710,707
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.96 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FROM X-17A-5 AS OF DECEMBER 31, 2005):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report filed on January 25, 2006	$	2,923,642
Adjustment to intangible assets		(214,371)
Adjustment to accrued liabilities		(385,578)
Adjustment related to pushdown accounting, net		(709,392)
Adjustment to income taxes payable		96,406
NET CAPITAL PER ABOVE	$	1,710,707

WATERSTONE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2005

The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

March 30, 2006

Waterstone Financial Group, Inc.
500 Park Boulevard, Suite 800
Itasca, IL 60143

Dear Sirs:

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the "Company") for the year ended December 31, 2005, on which we issued our report dated March 27, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP